Exhibit (h)
CERTAIN INFORMATION RELATING TO KFW’S DEBT SECURITIES
     The following information relates to certain German and U.S. federal income tax consequences of owning the securities described in KfW’s prospectus dated January 3, 2006 and supplements the disclosure under the captions “Federal Republic Taxation” and “United States Taxation” set forth in that prospectus.
Additional Information on German Taxation
     Proposal for the introduction of a flat tax on investment income. Based upon a July 12, 2006 Ministry of Finance press release, the coalition government has reached agreement on the introduction of a flat tax on investment income (the so-called Abgeltungssteuer). While details have not been announced, the flat tax would likely be collected by withholding from interest paid on the notes after 2007 and would satisfy the income tax liability of a non-business investor. The flat tax could conceivably extend to gain realized upon the disposition of non-business financial assets, irrespective of any holding period. In this case the new tax regime would likely also apply to interest-bearing notes or bonds and could subject any gain realized upon the sale or redemption of a note to personal income tax. The tax would most likely apply to gain realized after 2007, whether or not the particular debt security was acquired prior to 2008. No formal steps to initiate the legislative procedure required to change the current tax regime have been taken to date, and no further details of the envisaged legislative changes are currently available.
Additional Information on United States Taxation
     Under recent legislation, the 15% maximum rate applicable to capital gains of a non-corporate United States holder where the holder has a holding period greater than one year will be applicable to gains recognized in taxable years beginning before January 1, 2011.
     On notes with annual interest payments, such as KFW’s euro-denominated bonds, where at least one due date for an interest payment is not a business day, interest on the notes will, as a technical matter, not be “qualified stated interest” within the meaning of the Treasury regulations. It is, therefore, likely that the notes will be treated as discount notes issued with original issue discount for United States federal income tax purposes. As the principal consequence of this treatment, United States Holders (as defined under the caption “United States Taxation—United States Holders” in KfW’s prospectus dated January 3, 2006) that otherwise use the cash method of accounting would be required to account for interest on the notes using an accrual method of accounting. The special rules that apply to such notes are described under the caption “United States Taxation—United States Holders—Original Issue Discount” in the prospectus dated January 3, 2006.